Donner Minerals Ltd.

Quarterly Consolidated Financial Statements
For The Six Months Ended August 31, 2003
(Unaudited)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

	August 31,	February 28,
	2003	2003

ASSETS

Current
Cash and cash equivalents	$ 1,031,034	$ 1,229,989
Marketable securities and short term investments (note 4)	443,882	1,037,092
Amounts receivable	9,423	13,770
Advances for exploration	220,888	480,173
Deposits and prepaid expenses	823	4,862

	1,706,050	2,765,886

Property, plant and equipment	36,381	44,075

Investment (note 5)	1,118,621	61,625

Mineral properties (note 6)	2,628,641	2,603,641

	$ 5,489,693	$ 5,475,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 213,093	$ 203,943

Minority interest	420,512	420,559

	633,605	624,502

SHAREHOLDERS' EQUITY

Share capital (note 7)	36,384,592	35,971,592

Contributed surplus	163,460	163,460

Deficit	(31,691,964)	(31,284,327)

	4,856,088	4,850,725

	$ 5,489,693	$ 5,475,227

Approved by the Directors:

"Harvey Keats"

"David Patterson"

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)
(Unaudited)

		Six months ended August 31,
	2003	2002

		(restated - note 3)

Deficit, beginning of period	$ (31,284,327)	$ (28,419,105)

Net loss	(407,637)	(1,891,731)

Deficit, end of period	$ (31,691,964)	$ (30,310,836)

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Expenses
Administration and management fees	$ 119,000	$ 138,500	$ 267,667	$ 274,500
Amortization	3,846	3,653	7,693	5,699
Consulting fees	-	14,000	-	18,000
Exploration expenditures (note 3) (schedule)	138,199	196,546	440,036	1,035,532
Filing and transfer agent fees	10,206	8,836	12,075	17,068
Office and miscellaneous	33,071	31,639	81,237	44,641
Professional fees	16,104	32,448	22,951	39,495
Promotion	34,188	120,087	88,372	226,172
Rent	12,000	12,000	24,000	25,200
Stock-based compensation	-	50,000	-	100,000
Telephone and communications	5,073	15,251	11,188	21,731
Travel	11,988	30,597	36,063	66,652
Less: interest income	(9,127)	(14,228)	(23,510)	(32,871)

Loss, before other items	(374,548)	(639,329)	(967,772)	(1,841,819)

Other items
Non-controlling interest	(47)	(10)	47	81
Writedown of marketable securities	-	(4,369)	-	(6,739)
Gain on sale of marketable securities	2,731	-	2,731	-
Gain on redemption of convertible
debenture (note 5)	-	-	267,254	-
Gain on deemed disposition of
investment (note 5)	47,933	-	381,339	-
Equity in loss of investment (note 5)	(35,161)	-	(91,236)	-
Writedown of investment	-	(43,254)	-	(43,254)

Net loss	$ (359,092)	$ (686,962)	$ (407,637)	$ (1,891,731)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.04)

Weighted average number of common
shares outstanding	71,062,498	55,101,301	70,283,117	52,096,327

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
Cash provided by (used for):	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Operating activities
Net loss	$ (359,092)	$ (686,962)	$ (407,637)	$ (1,891,731)
Items not involving cash:
Amortization	3,846	3,653	7,693	5,699
Stock-based compensation	-	50,000	-	100,000
Non-controlling interest	47	10	(47)	(81)
Writedown of marketable securities	-	4,369	-	6,739
Gain on sale of marketable securities	(2,731)	-	(2,731)	-
Gain on deemed disposition of investment	(47,933)	-	(381,339)	-
Equity in loss of investment	35,161	-	91,236	-
Writedown of investment	-	43,254	-	43,254
Accrued interest income	-	(7,700)	-	(8,052)
Changes in non-cash operating
working capital items (note 10)	(1,016)	(4,079)	276,822	263,774

	(371,718)	(597,455)	(416,003)	(1,480,398)

Financing activities
Common shares issued for cash	164,500	1,415,200	413,000	2,501,005

Investing activities
Recoveries (expenditures) on mineral properties	-	10,161	(25,000)	10,761
Purchases of property, plant and equipment	-	(9,647)	-	(9,647)
Purchase of long term investment	-	-	(804,993)	-
Redemption of long term investment	-	-	38,100	-
Sale of marketable securities	4,311	-	4,311	-
Redemption of short term investments	295,062	-	591,630	-
Purchase of short term investments	-	(1,034,813)	-	(7,265)

	299,373	(1,034,299)	(195,952)	(6,151)

Increase (decrease) in cash	92,155	(216,554)	(198,955)	1,014,456

Cash and cash equivalents, beginning of period	938,879	1,437,703	1,229,989	206,693

Cash and cash equivalents, end of period	$ 1,031,034	$ 1,221,149	$ 1,031,034	$ 1,221,149

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements August 31, 2003 (Canadian Dollars) (Unaudited)
1.    Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.    Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals and they follow the same accounting policies and methods that were used in the Company’s annual financial statements of February 28, 2003 except for the following item:

As of March 21, 2003, the Company changed its method of accounting for its investment in Knight Resources Ltd. ("Knight") from the cost method to the equity method (note 5). The Company completed an 8,000,000 common share private placement in Knight and as a result exercises significant influence over Knight. Under the equity method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.

3.    Change in Accounting Policy

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

As a result of this change, the August 31, 2002 comparative figures have been restated for comparative purposes. The net loss has been increased by $844,574 to $1,891,731 and loss per share has been increased by $0.02 to $0.04.

4.    Marketable securities and short term investments

					Lower of
	Type of			Market	Cost and
	Security	Number	Cost	Value	Market

CBX Ventures Inc.	Common	46,250	$ -	$ -	$ -
Curlew Lake Resources Inc.	Common	200,000	10,000	10,000	10,000

			10,000	10,000	10,000
Money Market Instrument			433,882	433,882	433,882

			$ 443,882	$ 443,882	$ 443,882

5.    Investment

		August 31, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares (a)	24.4%	$ 1,118,621	$ 3,917,160
11% convertible debenture (b)	0%	-	-

		$ 1,118,621	$ 3,917,160

		February 28, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	2.4%	$ 23,525	$ 51,755
11% convertible debenture	100%	38,100	47,984

		$ 61,625	$ 99,739

(a)    The Company completed its private placement investment in Knight of 8,000,000 common shares at $0.10 per share by advancing the remaining $780,000 to Knight during the three months ended May 31, 2003. As at August 31, 2003, the Company holds approximately 24% of the outstanding common shares of Knight at 8,160,750 common shares.   This investment will be accounted for using the equity method. Knight has directors and officers in common with the Company.

The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to August 31, 2003 was $91,236. As a result of share issuances by Knight after March 21, 2003 and up to August 31, 2003, the Company recorded a gain on deemed disposition of $381,339.

(b)    T he Company received proceeds on the convertible debenture owing from Knight in the amount of $311,556 which included $31,556 in accrued interest. The convertible debenture was written down in previous periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,954.

6.    Mineral Properties

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

6.    Mineral Properties (cont’d)

South Voisey Bay Properties

As at August 31, 2003, Falconbridge Limited ("Falconbridge") has spent a total of $3,038,171 on the SVB Nickel property. For the six months ended August 31, 2003, Falconbridge has spent $938,529.

As at August 31, 2003, Falconbridge has spent a total of $307,518 on the Donner/Northern Abitibi property. For the six months ended August 31, 2003, Falconbridge has spent $170,774.

As at August 31, 2003, Falconbridge has spent a total of $297,278 on the Donner/Commander property. For the six months ended August 31, 2003, Falconbridge has spent $195,505.

Stephens Lake Property

During the six months ended August 31, 2003, the Company expended $327,318 on exploration (see schedule). As at August 31, 2003, the Company has advanced Falconbridge $1,500,000 of which $1,371,281 has been spent on exploration activities with $128,719 remaining in advances for exploration. Also, the Company expended $25,000 in option payments to acquire more ground adjacent to the property.

Labrador Regional Exploration

During the six months ended August 31, 2003, the Company expended $106,967 on exploration (see schedule). As at August 31, 2003, the Company has advanced Falconbridge $440,653 of which $348,484 has been spent on exploration activities with $92,169 remaining in advances for exploration.

Northern
	SVB Nickel	Commander	Abitibi	Stephens
Property Acquisition Costs	Claims	Claims	Claims	Lake	Total

Balance at February 28, 2003	$ 1,953,141	$ 438,500	$ 212,000	$ -	$ 2,603,641
Option payment	-	-	-	25,000	25,000

Balance at August 31, 2003	$ 1,953,141	$ 438,500	$ 212,000	$ 25,000	$ 2,628,641

7.    Share Capital

Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 28, 2003	68,255,541	$ 35,971,592
Exercise of options	150,000	17,500
Exercise of warrants	3,255,000	395,500

Balance at August 31, 2003	71,660,541	$ 36,384,592

8.    Stock-based Compensation

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the six months ended August 31, 2003, the Company incurred $nil stock compensation cost:

	Number	Market	Exercise	Intrinsic	Compensation
Date of Grant	Granted	Price	Price	Value	Cost

April 10, 2003	400,000	$0.155	$0.155	$ -	$ -
There were no stock options granted to non-employees during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the cost of the options granted during the six months ended August 31, 2003 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

		Expected	Risk-free				Pro Forma
	Number	Life	Interest	Expected	Dividend	Fair	Compensation
Date of Grant	Granted	(years)	Rate	Volatility	Yield	Value	Cost

April 10, 2003	400,000	2	3.81%	94.55%	0.00%	$0.08	$ 32,000
Less: intrinsic value compensation cost							-

Additional compensation cost							$ 32,000

If the Company had used the fair value based method, pro forma loss would have amounted to $439,637 (an increase of $32,000) and pro forma loss per share would have been unchanged at $0.01 for the six months ended August 31, 2003.

9.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the six months ended August 31:

	August 31,	August 31,
	2003	2002

Management fees	$ 216,667	$ 212,000
Interest income	$ 6,202	$ 15,400
Gain on redemption of convertible debenture	$ 267,254	$ -
Gain on deemed disposition of investment	$ 381,339	$ -
Equity in loss of investment	$ (91,236)	$ -
Marketable securities	$ -	$ 3,525
Investment	$ 1,118,621	$ 22,789

10.    Supplementary Cash Flow Information

		Three months ended August 31,		Six months ended August 31,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
Change in non-cash operating working
capital items:
Accounts receivable	$ 2,268	$ 3,312	$ 4,347	$ (8,895)
Advances for exploration	(7,551)	(5,191)	259,285	333,795
Deposits and prepaid expenses	2,382	1,338	4,039	2,598
Accounts payable and accrued liabilities	1,885	(3,538)	9,151	(63,724)

	$ (1,016)	$ (4,079)	$ 276,822	$ 263,774

11.    Subsequent Events

Subsequent to August 31, the Company issued 2,320,000 shares for proceeds of $278,400 pursuant to the exercise of warrants and 100,000 shares for proceeds of $12,000 pursuant to the exercise of options.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)
(Unaudited)

		Three months ended August 31,		Six months ended August 31,
	2003	2002	2003	2002

		(restated - note 3)		(restated - note 3)
SVB Nickel Claims
Expediting, general labour and supplies	$ -	$ 1,077	$ -	$ 1,077

Stephens Lake Claims
Drilling	9,035	-	207,963	-
Geochemistry	-	-	-	684
Geology	25,102	2,773	50,325	9,752
Geophysics	28,520	1,738	41,642	833,061
Government grants	-	-	(15,028)	-
Other	10,192	-	42,416	-

	72,849	4,511	327,318	843,497

Labrador Regional Exploration
Geochemistry	-	115,326	-	115,326
Geology	26,035	73,680	41,518	73,680
Geophysics	29,829	1,952	57,608	1,952
Other	3,735	-	7,841	-

	59,599	190,958	106,967	190,958

Miscellaneous	5,751	-	5,751	-

	$ 138,199	$ 196,546	$ 440,036	$ 1,035,532

DONNER MINERALS LTD. Schedule B Supplementary Information For the Six Months Ended August 31, 2003
  Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property acquisition costs and exploration expenditures.

Administration and Management fees:

Management fees	$ 216,667
Accounting	25,500
Secretarial	10,200
General office administration	15,300

$ 267,667
Professional fees:

Audit fees	$ 4,500
Legal fees	4,201
Taxation services	14,250

$ 22,951
2.    Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.    a)    Securities issued during the period

06-Mar-03	Common shares	Warrants	25,000	$0.12	$3,000	Cash	$0
20-Mar-03	Common shares	Warrants	1,500,000	$0.12	$180,000	Cash	$0
13-May-03	Common shares	Warrants	20,000	$0.12	$2,400	Cash	$0
20-May-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
21-May-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
23-May-03	Common shares	Options	25,000	$0.10	$2,500	Cash	$0
23-May-03	Common shares	Options	25,000	$0.12	$3,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
28-May-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
28-May-03	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
1-Jun-03	Common shares	Warrants	150,000	$0.12	$180,000	Cash	$0
04-Jun-03	Common shares	Warrants	250,000	$0.12	$30,000	Cash	$0
05-Jun-03	Common shares	Warrants	30,000	$0.12	$3,600	Cash	$0
13-Jun-03	Common shares	Options	100,000	$0.12	$12,000	Cash	$0
23-Jul-03	Common shares	Warrants	200,000	$0.12	$24,000	Cash	$0
07-Aug-03	Common shares	Warrants	350,000	$0.12	$42,000	Cash	$0
08-Aug-03	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
22-Aug-03	Common shares	Warrants	150,000	$0.12	$18,000	Cash	$0

b)     Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

10-Apr-03	400,000	Employees	$0.155	09-Apr-05

4.    a)     Authorized share capital

100,000,000 common shares without par value

b)    Issued and outstanding share capital

71,660,541 shares at a recorded value of $36,384,592

c)     Options, warrants and convertible securities

Type of		Exercise
Security	Number	Price	Expiry Date

Options	500,000	$0.12	April 3, 2004
Options	150,000	$0.25	August 22, 2004
Options	300,000	$0.12	November 14, 2004
Options	400,000	$0.155	April 9, 2005
Options	144,000	$0.10	February 3, 2008
Options	363,000	$0.10	July 14, 2008
Options	255,000	$0.10	November 22, 2008
Options	1,255,443	$0.10	November 16, 2009
Options	1,212,915	$0.10	February 1, 2011
Options	832,500	$0.10	August 10, 2011
Options	2,260,000	$0.12	January 16, 2012
Options	500,000	$0.33	June 16, 2012
Options	736,583	$0.43	June 16, 2012
Options	1,700,000	$0.12	November 14, 2012
Warrants	4,000,000	$0.44	June 4, 2004
Warrants	6,745,000	$0.12	December 18, 2004
Warrants	175,000	$0.21	January 9, 2005

(d)   Number of shares subject to escrow or pooling agreements

None

  Directors and officers of the Company

David Patterson    Director and CEO
Harvey Keats    Director and President
Kerry Sparkes    Director
Rex Gibbons    Director
Andrew Stewart    Secretary

Principal Activity of the Company

Donner Minerals Ltd. (the "Company") is a mineral exploration company with a project in the South Voisey Bay area of Labrador, Newfoundland and a project in the Stephens Lake area of Manitoba. The Company’s partners in the South Voisey Bay Project ("SVB Project") include Falconbridge Limited ("Falconbridge"), Teck Cominco and various junior resource exploration companies. The Company’s partner in the Stephen’s Lake Project is Falconbridge. The Company is also carrying out regional exploration in Labrador with Falconbridge as part of the Labrador Regional Project.

South Voisey Bay Project, Labrador

The South Voisey Bay Project is the Company’s most advanced exploration project and is located 90 km south of Inco’s Voisey’s Bay deposits. The South Voisey Bay Project covers approximately 650 square kilometres in which the Company has varying interests ranging from 52% to 77%.

Exploration work on the South Voisey Bay Project is currently being carried out by Falconbridge who has an option to earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration, over 5 years.

In April 2003, a 2,200 line kilometre MegaTEM survey was begun on the eastern half of the South Voisey Bay Project. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey. The survey was designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey. This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems.

In early July, geological and geophysical follow-up of the airborne MegaTEM electromagnetic anomalies began in order to identify high priority anomalies for diamond drilling. In the North Gabbro area, the geophysical ground follow-up consisted of widely spaced AMT electromagnetic (‘EM’) ground geophysics followed by large loop EM surveys. In the South Gabbro area, geophysical ground follow-up consisted of large loop EM surveys.

In early September the Company announced that three high priority target areas were selected for drilling. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features. The targets also coincide with residual east-west gravity and magnetic features.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

On October 30, 2003, the Company reported that three holes, totalling 1,275 metres, were drilled. No sulphides of economic interest were intersected, however the surface anomalies were explained by the mineralization in the drill holes. A detailed description of the three holes is available in the Company’s news release dated October 30, 2003.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and Falconbridge has advised the Company that it does not intend to carry out any additional drilling this season.

Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

Labrador Regional Project

The Labrador Regional Project is a joint venture between the Company and Falconbridge to explore for nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two-year period. Any properties acquired will form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest.

The Company and Falconbridge believe that areas of Labrador, other than Voisey’s Bay and South Voisey Bay, have the potential to host Voisey’s Bay like deposits. Many areas of Labrador were underexplored during the Voisey’s Bay staking rush, when the details of the Voisey’s Bay model were not available. The purpose of the Labrador Regional Agreement is to combine the ideas and expertise of the Company and Falconbridge to realize this potential.

In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. The Company and Falconbridge are carrying out follow-up work on areas of interest identified by the 2002 program. As of the date of this report, the results of this work have not resulted in the acquisition of any ground.

Stephens Lake Project, Manitoba

The Stephens Lake Project covers approximately 3,700 square kilometers and 110 kilometers of strike length along the newly interpreted extension of the Thompson Nickel Belt, one of the most important nickel producing regions in the world. The interpreted extension is known as the Stephens Lake Belt. The Company has the option to earn a 50% participating joint venture interest in the Stephens Lake Project by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006.

The deposits in the Thompson Nickel Belt occur where ultramafic rocks interact with sulphide iron formation. The ultramafic rocks provide the nickel and the sulphide iron formation provides the sulphur required to form the nickel sulphide deposits in the Thompson model.

In March 2003, three holes, totalling 992 metres were drilled in the initial phase of the 2003 Stephens Lake exploration program. Significantly, one of the holes intersected 72 metres of sulphide iron formation, a key ingredient in the Thompson Nickel Belt model. The other key ingredient, ultramafic rocks, was intersected in early 2002 by a previous owner exploring for diamonds on ground that is now part of the Stephens Lake Project.

While nickel and copper assays were not significant, the discovery of sulphide iron formation and the occurrence of ultramafic rocks on the property reinforces the interpretation that the Stephens Lake Belt is the extension of the Thompson Nickel Belt, and confirms the potential for nickel sulphide deposits similar to Thompson.

The EM conductors in the other two holes were explained by the intersection of graphitic sediments. The holes were widely spaced over a 50 kilometre strike length of the Stephens Lake Belt and were drilled on separate geophysical targets.

A follow-up 2003 program is currently being designed. A large portion of the current land position, now totaling approximately 4,000 square kilometres, was not covered in the 2002 GEOTEM survey. Additional airborne and ground geophysics will be required to generate targets for future drilling.

As of August 31, 2003, the Company has advanced Falconbridge $1,500,000 for Stephens Lake exploration and must advance a further $500,000 during the 2003 calendar year in order to keep the option in good standing.

Investment in Knight Resources Ltd.

On January 24, 2003, the Company announced that it had subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. ("Knight") at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 until March 25, 2005.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Exploration Limited’s ("Anglo American") West Raglan Project. In January 2003, Knight entered into an Option Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project, located in Northern Quebec, is comprised of 1,754 contiguous map-staked claims covering approximately 72,000 hectares of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt. The southern portion of the Cape Smith Belt, referred to here as the Expo-Ungava Horizon, hosts the Expo-Ungava deposit and the Mesamax occurrence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers over 70 kilometers of the prospective Raglan horizon and 65 km of the prospective Expo-Ungava horizon, as confirmed by Anglo American’s 2002 field program.

The 2003 program began with a 4,500 line kilometer, deep penetrating SPECTREM airborne electromagnetic (‘EM’) and magnetic survey. The anomalies identified by the airborne survey were followed up with geological mapping, prospecting, geochemistry and ground geophysics.

In July, Knight reported that high grade boulders were discovered on surface in area now referred to as Frontier. Sixteen diamond drill holes were drilled in the Frontier area, several of which intersected high grade nickel mineralization analogous to that seen at Falconbridge’s Raglan deposits.

Geological information on the West Raglan Project is available on Knight’s website: www.knightresources.ca . A summary of the 2003 drilling on the West Raglan Project was included in Knight’s October 14, 2003 news release.

As at August 31, 2003 the Company holds approximately 24% of Knight’s issued and outstanding common shares. As a result of Knight and Anglo American’s success in the 2003 exploration program, the Company’s investment in Knight has increased significantly in value and has become increasingly important to the Company.

Operating Results

The Company incurred a loss of $407,637 (2002 - $1,891,731). The Company’s loss per share was $0.01 for 2003 compared to a loss per share of $0.04 for 2002.

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

As a result of this change, the August 31, 2002 comparative figures have been restated for comparative purposes. The 2002 net loss has been increased by $844,574 to $1,891,731 and loss per share has been increased by $0.02 to $0.04.

The Company expended $327,318 (net of $15,028 received in the form of government grants) on its Stephens Lake Project (2002 - $843,497) and $106,967 on its Labrador Regional Project (2002 - $190,958). The Company has not expended any funds (2002 - $1,077) on its South Voisey Bay properties because Falconbridge is incurring the bulk of the exploration costs in order to earn a 50% interest in the South Voisey Bay Project.

The Company recorded stock-based compensation of $nil (2002 - $100,000) for 2003. The Company follows the intrinsic value based method of accounting for stock based awards. The expense is the result of granting stock options to certain employees with exercise prices less than the market price of the stock on the day of grant. This is a non-cash transaction.

If the Company had used the fair value based method, pro forma loss would have amounted to $439,637 (an increase of $32,000) and pro forma loss per share would have been unchanged at $0.01 for the six months ended August 31, 2003.

Promotion and travel have both decreased in 2003 compared to 2002 because Management did not spend as much time traveling throughout Canada and Europe. During 2002, the Company revised and updated its internet web site and printed significantly more promotional material.

The Company’s administration and management fees were $267,667 during 2003 compared to $274,500 for 2002. The Company paid $58,667 (2002 - $80,000) to the President, $120,000 (2002 - $72,000) to the CEO and $38,000 (2002 - $60,000) to the exploration manager for management services.

The Company paid an arms-length private company $51,000 (2002 - $64,000) for accounting, secretarial and general administrative services and paid the same company $24,000 (2002 - $24,000) for rent.

During the six months ended August 31, 2003, the Company received proceeds totaling $311,556 for the redemption of the Knight convertible debenture. The redemption included 100% of the principle, being $280,000, and accrued interest of $31,556. The convertible debenture was written down in prior periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,954.

The Company’s investment in Knight (discussed above) is being accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. The Company’s share of Knight’s loss from March 21, 2003, the deemed date of acquisition for accounting purposes, to August 31, 2003 amounted to $91,236. Subsequent to March 21, 2003 and up to August 31, 2003, Knight issued common shares out of its treasury which had the effect of diluting the Company’s investment in Knight. As a result, the Company has recorded a gain on deemed disposition of $381,339.

Liquidity and Capital Resources

The Company’s working capital position at August 31, 2003 was $1,492,957 compared to $2,561,943 at February 28, 2003. The decrease in working capital is mainly due to the Company advancing Knight $780,000 to complete its investment in Knight and a reduction in advances for exploration of $259,285.

During the six months ended August 31, 2003, the Company issued 3,405,000 common shares for net proceeds of $413,000 pursuant the exercise of stock options and warrants. It is anticipated that the Company will have the necessary funds available to meet its fiscal 2004 operating costs and its calendar 2003 exploration commitments.

It is also anticipated that the 2004 operating expenditures for the next six months will be comparable or less than 2003.

Investor Relations

The Company responded to shareholder inquiries throughout the six months ended August 31, 2003. In March 2003, the Company participated in, and had a booth at, the Prospector and Developers Association Conference in Toronto. The Company also had booths at investment conferences in Montreal (April), Vancouver (June), New York (September), and Calgary (October).

In April 2003, the Company entered into an agreement with Rock Marketing Inc. ("Rock"), whereby Rock provided Investor Relations services for an initial term of 6 months, which term has been subsequently extended on a month to month basis. Rock focuses on servicing the Company’s European shareholders, bringing greater attention to the Company’s Frankfurt Stock Exchange listing, and introducing and presenting the Company to interested investors. The Company pays Rock $5,000 per month.